UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20130004

DIVISION OF
CORPORATION FINANCE

September 10, 2013

Ruba Qashu
Qashu & Schoenthaler LLP
ruba@qsllp.com

Re: Reed's Inc.
Incoming letter dated August 23, 2013

Dear Ms. Quasha:

This is in response to your letters dated August 23, 2013 and August 27, 2013 concerning the shareholder proposal submitted to Reed's by James McRitchie. We also have received a letter on the proponent's behalf dated August 26, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

September 10, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reed's Inc.
Incoming letter dated August 23, 2013

The proposal relates to director nominations.

We are unable to concur in your view that Reed's may exclude the proposal under rule 14a-8(e)(2). We note that Reed's received the proposal prior to the deadline for the receipt of shareholder proposals as disclosed in Reed's proxy materials. Accordingly, we do not believe that Reed's may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Qashu & Schoenthaler LLP
4695 MacArthur Court, 11th Floor
Newport Beach, California 92660
Phone: (949) 355-5405
Fax: (866) 313-3040
E-Mail: ruba@qsllp.com
Web: www.qsllp.com

August 27, 2013

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549
shareholderproposals@sec.gov

Re: Reed's Inc./ Proposal submitted by Mr. James McRitchie and his designated proxy John Chevedden;
Securities Exchange Act of 1934- Rule 14a-8

Ladies and Gentlemen:

This letter supplements the August 23, 2013 no-action request submitted on behalf of Reed's, Inc., a Delaware corporation (the "Company") for the sole purpose of responding to Mr. John Chevedden's letter dated August 26, 2013.

The Company has reserved the right to accept stockholder proposals that are not submitted under Rule 14a-8 at a later date than Rule 14a-8 proposals. The excerpt from the Company's 2012 proxy statement included with Mr. Chevedden's letter includes a condition that stockholder proposals must meet the requirements set forth in the proxy statement "***in addition to complying with the applicable laws and regulations governing submission of such proposals***" (emphasis added). Mr. John Chevedden is a well-established shareholder activist, has propounded numerous proposals under 14a-8 and is clearly familiar with the statutory deadline set forth in Rule 14a-8(e). The mailing date of the Company's 2012 proxy statement, necessary for calculating the Rule 14a-8(e) statutory deadline, is also clearly and repeatedly set forth in the 2012 proxy statement.

The Company respectfully requests the Staff's concurrence in the Company's view, or, alternatively, the Staff's confirmation that it will not recommend any enforcement action to the Commission if the Company so excludes the Proposal from the 2013 Proxy Materials for its 2013 annual meeting of shareholders.

In accordance with *Staff Legal Bulletin No. 14F, Part F* (Oct. 18, 2011), we request that the Staff send its response to this letter to the undersigned by email at ruba@qsllp.com and copy James Linesch at jlinesch@reedsinc.com.

Sincerely

Ruba Qashu

cc: James Linesch, Chief Financial Officer, Reed's Inc., jlinesch@reedsinc.com
John Chevedden, *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

August 26, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
REED'S, Inc. (REED)
Proxy Access
James McRitchie

Ladies and Gentlemen:

This is in regard to the August 23, 2013 company request concerning this rule 14a-8 proposal.

The company no action request seems to be at least incomplete because it does not address the attached text in the 2012 definitive proxy which calls for an August 23, 2013 due date.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: James Linesch <JLinesch@ReedsInc.com>

James McRitchie

ANNUAL REPORT

ur Annual Report on Form 10-K for the fiscal year ended December 31, 2011 has been mailed to stockholders along with this Proxy tatement. We will, upon written request and without charge, provide to any person solicited hereunder additional copies of our nnual Report on Form 10-K or exhibits thereto, for the year ended December 31, 2011, as filed with the Securities and Exchange ommission. Requests should be addressed to 13000 South Spring Street, Los Angeles, California 90061, attention: Judy Holloway eed, Secretary. Also, such report may be obtained from our Internet homepage at www.reedsgingerbrew.com.

STOCKHOLDER PROPOSALS

ny stockholder who intends to submit a proposal at the 2013 Annual Meeting of Stockholders and who wishes to have the proposal onsidered for inclusion in the proxy statement and form of proxy for that meeting must, in addition to complying with the applicable aws and regulations governing submission of such proposals, deliver the proposal to us for consideration no later than August 23, 013 which is 120 calendar days prior to the anniversary of this year's meeting date (or such earlier date as may be specified in a ompany filing under the Securities Exchange Act of 1934, as amended). Rule 14a-4 of the SEC's proxy rules allows a company to se discretionary voting authority to vote on matters coming before an annual meeting of stockholders, if the company does not have otice of the matter at least 45 days before the date corresponding to the date on which the company first mailed its proxy materials for he prior year's annual meeting of stockholders. Stockholder proposals should be sent to 13000 South Spring Street, Los Angeles, alifornia 90061, attention: Judy Holloway Reed, Secretary.
Where the date of the annual meeting has been changed by more than 30 days from the date of the previous year's meeting, tockholders' written notices must be received by us a reasonable time before we begin to print and mail proxy materials.

Any stockholder filing a written notice of nomination for director must describe various matters regarding the nominee and the tockholder, including such information as name, address, occupation and shares held. Any stockholder filing a notice to bring other usiness before a stockholder meeting must include in such notice, among other things, a brief description of the proposed business nd the reasons for the business, and other specified matters. Copies of those requirements will be forwarded to any stockholder upon vritten request.

OTHER MATTERS

We are not aware of any business to be presented for consideration at the meeting, other than that specified in this Proxy Statement. If ny other matters are properly presented at the meeting, it is the intention of the persons named in the enclosed proxy to vote in ccordance with their best judgment.

It is important that proxies be returned promptly, whether or not you expect to attend the Annual Meeting in person. We request that you complete, date and sign the enclosed form of proxy and return it promptly in the envelope provided for that purpose. By returning your proxy promptly you can help us avoid the expense of follow-up mailings to ensure a quorum so that the meeting can be held. Stockholders who attend the meeting may revoke a prior proxy and vote their proxy in person as set forth in this Proxy Statement.

By Order of the Board of Directors

/s/ Christopher Reed
Christopher J. Reed
Chairman of the Board

Los Angeles, California

Qashu & Schoenthaler LLP
4695 MacArthur Court, 11th Floor
Newport Beach, California 92660
Phone: (949) 355-5405
Fax: (866) 313-3040
E-Mail: ruba@qsllp.com
Web: www.qsllp.com

August 23, 2013

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549
shareholderproposals@sec.gov

Re: Reed's Inc./ Proposal submitted by Mr. James McRitchie and his designated proxy John Chevedden;
Securities Exchange Act of 1934- Rule 14a-8

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Reed's Inc., a Delaware corporation (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934. As discussed below, the Company received a shareholder proposal (the "Proposal") from Mr. James McRitchie and his designated proxy Mr. John Chevedden (collectively, "Proponent") for inclusion in the proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). By this letter, the undersigned respectfully notifies the staff of the Division of Corporation Finance (the "Staff") that the Company intends to exclude the Proposal from the 2013 Proxy Materials because the Proponent failed to timely comply with the statutory deadline for the submission of such shareholder proposals provided by 14a-8(c), as explained below. The undersigned also requests that the Staff will not recommend to the Securities Exchange Commission (the "Commission") that an enforcement action be taken if the Company excludes the Proposal from its 2013 Proxy Materials for the reasons discussed below.

A copy of the Proposal and accompanying cover letter are attached hereto as Exhibit A.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008)("SLB 4D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have: (1) submitted this letter to the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the

Company intends to file its definitive 2013 Proxy Statement with the Commission and (2) concurrently sent a copy of this correspondence to the Proponent. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, the undersigned hereby informs the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the Company.

The Company believes exclusion of the Proposal from the 2013 Proxy Materials is appropriate because the Proponent failed to comply with the statutory deadline for the submission of such shareholder proposals provided by 14a-8(e). The Proponent is perfectly well aware of the deadline since John Chevedden, Mr. McRitchie's designated proxy, is a well-established shareholder activist and is familiar with the requirements of Rule 14a-8(e), evidenced by his involvement as a designated proxy in countless shareholder proposals[1]. Of course, under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." This Proposal is dated August 5, 2013 and was received via FAX by the Company on August 16, 2013. The 2013 Proxy Materials were mailed to shareholders on November 16, 2012, as set forth in the Company's proxy statement for its 2012 annual meeting of shareholders. Therefore, the deadline for submission of such shareholder proposals pursuant to 14a-8(3) was July 19, 2013, and the Proponent's Proposal is late.

Rule 14a-8(e)(2) provides that the 120 calendar day advance notice receipt requirement does not apply if the current year's annual meeting has been changed by more that 30 days from the date of the prior year's annual meeting. The Company's 2012 annual meeting of shareholders was held on December 21, 2012 and the Company's is intending to hold its 2013 annual meeting of shareholders on or about December 13, 2013. Accordingly, the 2013 annual meeting will not be moved more than 30 days, and therefore the deadline for submission for shareholder proposals under 14a-8(e) continues to apply.

The Staff has strictly enforced the deadline for the submission of shareholder proposals and concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was untimely submitted, even where a proposal is only one day late. See e.g. *General Electric* (January 24, 2013) (concurring with the exclusion of a proposal when it

---

[1] Just a few examples of shareholder proposals spearheaded by Mr. Chevedden are as follows: *Dell, Inc.* (March 2, 2012), *Bank of America Corp.* (March 14, 2013), *General Motors Company* (March 19, 2013), *Bristol-Myers Squibb* (January 4, 2012), *Southwestern Energy Company* (March 7, 2013), *Honeywell International Inc.* (March 10, 2009), *Limited Brands Inc.* (February 28, 2013), and *Apache Corporation* (no response, 2010).

was received one day after the submission deadline, although postmarked prior to the deadline); *Equity LifeStyle Properties* (February 10, 2012) (concurring with the exclusion of a proposal when it was received after the submission deadline, although it was mailed prior to the deadline); *Johnson & Johnson* (January 13, 2010) (concurring with the exclusion of a proposal received one day after the deadline).

It is the responsibility of the Proponent to submit the Proposal by means that ensures receipt prior to the submission deadline. See *Staff Legal Bulletin No. 14* (July 13, 2001) ("SLB 14"). In SLB 14, the Staff is clear that a proposal "must be received at the Company's principal executive offices by [the deadline]", and the Staff encourages a proponent to "submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices."

The Company respectfully requests the Staff's concurrence in the Company's view, or, alternatively, the Staff's confirmation that it will not recommend any enforcement action to the Commission if the Company so excludes the Proposal from the 2013 Proxy Materials for its 2013 annual meeting of shareholders.

In accordance with *Staff Legal Bulletin No. 14F, Part F* (Oct. 18, 2011), we request that the Staff send its response to this letter to the undersigned by email at ruba@qsllp.com and copy James Linesch at jlinesch@reedsinc.com.

Sincerely

Ruba Qashu

cc: James Linesch, Chief Financial Officer, Reed's Inc., jlinesch@reedsinc.com
John Chevedden, *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

(attached)

James McRitchie

Mr. Christopher J. Reed, CEO
REED'S, Inc.
13000 South Spring Street
Los Angeles, CA 90061

Via e-mail to: creed@reedsinc.com cc: IR@reedsinc.com

Dear Mr. Reed,

I purchased and continue to hold stock in our company because I believe it has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email tc

Sincerely,

J. McRitchie 8/5/2013

James McRitchie Date
Shareowner & Publisher of the Corporate
Governance site at CorpGov.net since 1995

*** FISMA & OMB Memorandum M-07-16 ***

Proposal 4* - Proxy Access for Shareholders

WHEREAS, Reeds, Inc. (REED) has a great product line but sustained profitability continues to be elusive even as revenue grows.

Two out of five of our directors hold no stock in Reeds. Directors in our company should have considerable skin in the game. If nothing concentrates the mind like the prospect of being hanged in the morning, surely the prospect of financial ruin is a close second.

Financially committed board members with the right experience could provide the necessary leadership to move forward, benefiting our company, its shareowners and employees, as well as the consumers of our company's products.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 25 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000 and collectively at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors.

2. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such nominating party of shareowners.

3. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible.

4. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements

for nominators and nominees under federal law, state law and the company's governing documents.

Vote to protect and enhance shareholder value:

Proxy Access for Shareholders – Proposal 4*

Notes:
James McRitchie, sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***